# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LATAM AIRLINES GROUP S.A., CIK 0001047716
CUSIP: 51817R205
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock, no par value
Address of issuer's principal executive offices: Presidente Riesco 5711 20th Floor, Las Condes Santiago, Chile (F3), 000000
Date of event which requires filing of this statement: 07/31/2025
Amends the filing with accession number 0001839882-22-026435
Filed by CIK 0001812095
Persons authorized to receive notices and communications: Joshua Peck, c/o Sixth Street Partners, LLC, 2100 McKinney Avenue, Suite 1500, Dallas, Texas (TX), 75201, 469-621-3001

## Reporting persons
- SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P. (CIK 0001812095): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 121,387,693,315; sole dispositive power 0; shared dispositive power 121,387,693,315; aggregate amount beneficially owned 121,387,693,315 (21.1% of the class)
- ALAN WAXMAN: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 121,387,693,315; sole dispositive power 0; shared dispositive power 121,387,693,315; aggregate amount beneficially owned 121,387,693,315 (21.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 2,000 shares of Common Stock, no par value
Name of issuer: LATAM AIRLINES GROUP S.A.
Address of issuer's principal executive offices: Presidente Riesco 5711 20th Floor, Las Condes Santiago, Chile (F3), 000000
Comment:
This Amendment No. 3 (this "Amendment No. 3") amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the "SEC") on November 3, 2022, as amended by Amendment No. 1 to the Schedule 13D filed on July 26, 2024, as amended by Amendment No. 2 to the Schedule 13D filed on June 18, 2025 (as so amended, the "Schedule 13D") relating to shares of Common Stock, without par value ("Common Stock"), of LATAM AIRLINES GROUP S.A., a sociedad anonima organized under the laws of Chile (the "Issuer"). No CUSIP number exists for the underlying shares of Common Stock, as the Common Stock is not traded in the United States. The CUSIP number 51817R205 is only for the American Depositary Shares (the "ADS") representing Common Stock. Each ADS, evidenced by American Depositary Receipts ("ADRs"), represents 2,000 shares of Common Stock.

Shares of Common Stock are held by Lauca Investments, LLC, a Delaware limited liability company ("Lauca"), which is owned by TAO Finance 3-A, LLC, a Delaware limited liability company ("TAO Finance"), Conifer Finance 3, LLC, a Delaware limited liability company ("Conifer Finance") and Redwood IV Finance 3, LLC, a Delaware limited liability company ("Redwood Finance"). Sixth Street Partners Management Company, L.P., a Delaware limited partnership ("Management Company") ultimately indirectly controls (i) Sixth Street TAO GenPar, L.P., a Delaware limited partnership, which is the manager of TAO Finance, (ii) Sixth Street Fundamental Strategies GenPar, L.P., a Delaware limited partnership, which is the manager of Conifer Finance and (iii) Sixth Street Opportunities GenPar IV, L.P., a Delaware limited partnership, which is the manager of Redwood Finance.

Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following text at the end thereof:

Issuer Share Repurchase

On July 31, 2025, Lauca sold 11,552,776,680 shares of Common Stock at a price of CLP$19.00 legal currency in Chile, equivalent to approximately US$0.020415400 per share, to the Issuer pursuant to the Issuer's share repurchase program approved by the Issuer's shareholders.

Except as set forth in this Schedule 13D, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentage appearing on such cover pages has been calculated based on 574,219,895,457 shares of Common Stock outstanding as of the closing of the July 31, 2025 share repurchase calculated as follows: 604,441,789,335 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement on Form 424B7 filed with the SEC on June 16, 2025, less (i) the 9,671,006,041 shares of Common Stock repurchased by the Issuer as disclosed by the Issuer in the Form 6-K filed with the SEC on May 1, 2025 and (ii) the 20,550,887,837 shares of Common Stock repurchased by the Issuer as disclosed by the Issuer in the Form 6-K filed with the SEC on July 31, 2025.
Transactions in the class effected during the past sixty days: The disclosure in Item 4 is incorporated by reference herein. Except for the information set forth herein, none of the Reporting Persons has effected any transaction related to the Common Stock since the filing of Amendment No. 2.

## Signatures
- SIXTH STREET PARTNERS MANAGEMENT COMPANY, L.P.: /s/ Joshua Peck, Joshua Peck, Authorized Signatory of the GP of Sixth Street Partners Management Company, L.P. (08/04/2025)
- ALAN WAXMAN: /s/ Joshua Peck(3), Joshua Peck, on behalf of Alan Waxman (08/04/2025)
Comment: (3) Joshua Peck is signing on behalf of Mr. Waxman pursuant to an authorization and designation letter dated December 31, 2024, which was previously filed with the SEC.